Exhibit 99.1

PRESS RELEASE
Wednesday 21 May 2025 – 07:00 a.m. CET
Regulated information

CMB.TECH ANNOUNCES Q1 2025 RESULTS
1 BILLION USD CONTRACT BACKLOG ADDED

ANTWERP, Belgium, 21 May 2025 – CMB.TECH NV (“CMBT”, “CMB.TECH” or “the Company”) (NYSE: CMBT & Euronext: CMBT) reported its non-audited financial results today for the first quarter ended 31 March 2025.

HIGHLIGHTS

Financial highlights:
o	Profit of USD 40.4 million in Q1 2025
o	CMB.TECH increases its contract backlog by USD 921 million (to USD 2.94 billion)

Corporate highlights:
o	CMB.TECH buys Hemen stake in Golden Ocean
o	Term sheet signed for a stock-for-stock merger transaction between CMB.TECH and Golden Ocean

Fleet highlights:
o	Fortescue and CMB.TECH sign agreement for ammonia-powered Newcastlemax
o	CMB.TECH and MOL sign landmark agreement for nine ammonia-powered vessels
o	Delivery of 5 newbuilding vessels: Mineral Portugal, Mineral Osterreich, Mineral Suomi, Mineral Sverige and CTV Hydrocat 60
o	Previously announced sales generated a capital gain of USD 46.25 million: Suezmax Cap Lara (2007, 158,826 dwt), VLCC Alsace (2012 – 299,999 DWT) and Windcat 6
o
Sale of three VLCCs in Q1 2025, Iris (2012, 314,000 dwt), Hakata (2010, 302,550 dwt) & Hakone (2010, 302,624 dwt) as part of the fleet rejuvenation strategy. The sales will generate a total capital gain of approximately 96.7 million USD (in Q2 and Q3 2025)

For the first quarter of 2025, CMB.TECH realised a net gain of USD 40.4 million or USD 0.21 per share (first quarter 2024: a net gain of 495.2 USD million or USD 2.46 per share). EBITDA (a non-IFRS measure) for the same period was USD 158.4 million (first quarter 2024: USD 550.5 million).
Commenting on the Q1 results, Alexander Saverys (CEO) said:
“During the first quarter of 2025, we have acquired Hemen's stake in Golden Ocean and signed a term sheet for a stock-for-stock merger with Golden Ocean. This would propel us to the top of dry bulk shipowners worldwide and significantly increase our exposure to dry bulk markets at an interesting point in the cycle. Meanwhile, we relentlessly continue executing our strategy by rejuvenating our fleet and signing long term contracts for low carbon ships. Three older vessels were sold, five newbuildings were delivered, and multiple commercial agreements were signed, adding close to 1 billion USD to our contract backlog. If the merger with Golden Ocean is approved, our fleet would grow to more than 250 modern vessels operating under five shipping brands. This will give us all the necessary firepower to continue investing in our fleet and seize opportunities.”

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 21 May 2025 – 07:00 a.m. CET
Regulated information

Key figures1

The most important key figures (unaudited) are:

(in thousands of USD)	First Quarter 2025	First Quarter 2024

Revenue	235,044	240,377
Other operating income	7,134	7,596

Raw materials and consumables	(2,809)	(1,243)
Voyage expenses and commissions	(42,404)	(36,917)
Vessel operating expenses	(61,829)	(49,472)
Charter hire expenses	(313)	(18)
General and administrative expenses	(22,847)	(17,706)
Net gain (loss) on disposal of tangible assets	46,451	407,562
Depreciation	(55,671)	(40,238)

Net finance expenses	(64,215)	(15,441)
Share of profit (loss) of equity accounted investees	(51)	541
Result before taxation	38,490	495,041

Tax benefit (expense)	1,883	208
Profit (loss) for the period	40,373	495,249

Attributable to:
Owners of the Company	43,998	495,249
Non-controlling interest	(3,625)	—

Information per share:

(in USD per share)	First Quarter 2025	First Quarter 2024

Weighted average number of shares (basic) *	194,216,835	201,521,800
Result after taxation	0.21	2.46

*	The number of shares issued on 31 March 2025 is 220,024,713. However, the number of shares excluding the owned shares held by CMB.TECH at 31 March 2025 is 194,216,835.

1 Subsequent the closing on March 12, 2025, of the acquisition of the Golden Ocean shares held by Hemen, CMB.TECH became the de-facto controlling shareholder of Golden Ocean.  As from that date Golden Ocean is fully consolidated as a subsidiary in the Group’s consolidated accounts.  The provisional purchase price allocation resulted in the recognition of a goodwill amounting to USD 172 million.  Golden Ocean’s contribution to the consolidated result from March 12 till March 31 amounts to USD -6.6 million.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 21 May 2025 – 07:00 a.m. CET
Regulated information

EBITDA reconciliation (unaudited):

(in thousands of USD)	First Quarter 2025	First Quarter 2024

Profit (loss) for the period	40,373	495,249
+ Net interest expenses	64,215	15,260
+ Depreciation of tangible and intangible assets	55,671	40,238
+ Income tax expense (benefit)	(1,883)	(208)
EBITDA (unaudited)	158,376	550,539

EBITDA per share:

(in USD per share)	First Quarter 2025	First Quarter 2024

Weighted average number of shares (basic)	194,216,835	201,521,800
EBITDA	0.82	2.73

All figures, except for EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.
TCE
The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarised as follows:
In USD per day	Q1 2025	Q1 2024
TANKERS
VLCC
Average spot rate (in TI Pool)*	35,101	41,700
Average time charter rate**	46,135	46,300
SUEZMAX
Average spot rate***	41,391	58,000
Average time charter rate	31,328	30,700
DRY-BULK VESSELS
Average spot rate***	18,393	23,924
CONTAINER VESSELS
Average time charter rate	29,378	29,378
CHEMICAL TANKERS
Average spot rate*	20,521	25,545
Average time charter rate	19,306	19,306
OFF-SHORE WIND (CTV)
Average time charter rate	2,376	2,889

*CMB.TECH owned ships in TI Pool or Stolt Pool (excluding technical offhire days)
**Including profit share where applicable
*** Reporting load-to-discharge, in line with IFRS 15

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 21 May 2025 – 07:00 a.m. CET
Regulated information

CORPORATE UPDATE
On 4 March 2025, CMB.TECH announced that it had entered into a share purchase agreement with Hemen Holding Limited, for the acquisition of 81,363,730 shares in Golden Ocean Group Limited (representing ca. 40.8%2 of Golden Ocean’s outstanding shares and votes which includes all Golden Ocean shares controlled by Hemen), at a price of 14.49 USD per share (the “Transaction”). The Transaction did not trigger a mandatory takeover bid or similar offer in Bermuda, Norway, the United States, or any other jurisdiction. This acquisition is in line with CMB.TECH’s strategic objective of diversification, with the Company investing in a modern dry bulk fleet.  The acquisition closed on March 12, 2025.
On 21 March 2025, Golden Ocean Group Limited announced the appointment by the Board of Directors of Mr. Patrick De Brabandere and Mr. Patrick Molis as Directors of the Company. Considering these changes, the Board of Directors of Golden Ocean currently consists of Mr. James O’Shaughnessy, Ms. Tonesan Amissah, Mr. James Ayers, Mr. Carl Erik Steen, Mr. Patrick De Brabandere and Mr. Patrick Molis.
On 27 March 2025, CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired 7,347,277 additional shares in Golden Ocean in the open market following the Share Purchase. On March 27, 2025, CMB.TECH NV owned an aggregate of 88,711,007 shares in Golden Ocean, representing approximately 44.5% of Golden Ocean's outstanding voting shares.
On 3 April 2025, CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired 9,689,297 additional shares in Golden Ocean in the open market following the Share Purchase. On April 3, 2025, CMB.TECH NV owned an aggregate of 98,400,204 shares in Golden Ocean, representing approximately 49.4% of Golden Ocean's outstanding voting shares.
On 22 April 2025, CMB.TECH and Golden Ocean Group Limited announced that they have signed a term sheet (the “Term Sheet”) for a contemplated stock-for-stock merger, with CMB.TECH as the surviving entity, based on an exchange ratio of 0.95 shares of CMB.TECH for each share of Golden Ocean (the “Exchange Ratio”), subject to customary adjustments. The Term Sheet has been unanimously approved by CMB.TECH’s Supervisory Board and by Golden Ocean’s Board of Directors, including its special transaction committee composed of disinterested directors (the “Transaction Committee”). As part of this, the Transaction Committee has received a fairness opinion from its financial advisor DNB Markets, part of DNB Bank ASA, concluding that the Exchange Ratio is fair from a financial point of view to Golden Ocean’s shareholders.
The transaction would be structured as a merger with Golden Ocean merging with and into CMB.TECH Bermuda Ltd., a wholly-owned subsidiary of CMB.TECH (the “Merger”). Existing shares of Golden Ocean, which are not (directly or indirectly) owned by CMB.TECH, will be cancelled and ultimately exchanged for newly issued CMB.TECH shares at an exchange ratio of 0.95 shares of CMB.TECH for each share of Golden Ocean, subject to customary adjustments, including to reflect share buybacks, share issuances and/or dividend distributions that may take place prior to completion of the Merger. Upon completion of the Merger, approximately 95,952,934 new shares of CMB.TECH would be issued, whereby CMB.TECH shareholders would own approximately 70% of the total issued share capital of the combined company (or 67% excluding treasury shares) and Golden Ocean shareholders would own approximately 30% (or 33% excluding treasury shares), assuming the Exchange Ratio is not adjusted.
The Merger would create one of the largest diversified listed maritime groups in the world with a combined fleet of more than 250 vessels. The consummation of the Merger remains subject to customary conditions, including confirmatory due diligence, negotiation and execution of definitive transaction agreements, applicable board approvals, regulatory approvals, third party consents, Golden Ocean shareholder approval, and effectiveness of a registration statement on Form F-4 to be filed by CMB.TECH with the U.S. Securities and Exchange Commission (“SEC”).
Upon completion of the Merger, Golden Ocean would delist from NASDAQ and Euronext Oslo Børs. CMB.TECH would remain listed on the New York Stock Exchange and Euronext Brussels and will pursue a secondary listing on the Euronext Oslo Børs following and subject to completion of the Merger. The parties aim to enter into definitive transaction agreements, including an agreement and plan of merger, during the second quarter of 2025 and to complete the Merger in the third quarter of 2025. Shareholders should be informed that definitive transaction agreements may not be entered into on the indicated terms mentioned herein, or at all.

2 Excluding treasury shares

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 21 May 2025 – 07:00 a.m. CET
Regulated information

Capital Markets Days
Following the announcement on 22 April 2025, CMB.TECH and Golden Ocean have hosted Capital Markets Days together in Antwerp, Belgium on 24 April 2025 and in Oslo, Norway on 29 April 2025. The presentations, recordings and transcripts of these Capital Markets Days are available on the CMB.TECH website.
CMB.TECH FLEET DEVELOPMENTS
Commercial agreements
MOL
CMB.TECH signed an agreement with Mitsui O.S.K. Lines, Ltd. (“MOL”) and MOL CHEMICAL TANKERS PTE. LTD. (“MOLCT”) for nine ammonia-powered vessels. These vessels will be among the world's first ammonia-powered Newcastlemax bulk carriers and chemical tankers. The delivery of these ships is expected between 2026 and 2029. . Three ammonia-fitted 210.000 dwt Newcastlemax bulk carriers currently on order at Qingdao Beihai Shipyard will be jointly owned by CMB.TECH and MOL and chartered to MOL for a period of 12 years each. Six chemical tankers - two ammonia-fitted and four ammonia-ready - have been ordered at China Merchants Jinling Shipyard (Yangzhou) by CMB.TECH and chartered to MOLCT for 10 and 7 years each respectively. The Newcastlemaxes will be delivered in 2026 and 2027, whilst the chemical tankers’ delivery is expected in 2028 and 2029.
Fortescue
Fortescue and Bocimar, part of CMB.TECH, have signed an agreement for an ammonia-powered Newcastlemax featuring a dual fuel engine. The 210,000-dwt vessel is part of CMB.TECH’s series of large dry bulk carriers currently on order at Qingdao Beihai Shipyard and is expected to be delivered to Fortescue by the end of next year. It will play a vital role taking iron ore from the Pilbara to customers in China and around the world.
Sales
Euronav
CMB.TECH has sold the Suezmax Cap Lara (2007, 158,826 dwt). The sale generated a capital gain of 18.77 million USD. The vessel was delivered to its new owner during the first quarter of 2025.
The VLCC Alsace (2012, 299,999 DWT) has successfully been delivered to its new owner. A capital gain of approximately USD 27.5 million was booked in Q1 2025.
CMB.TECH has sold three VLCCs, Iris (2012, 314,000 dwt), Hakata (2010, 302,550 dwt) & Hakone (2010, 302,624 dwt) as part of its fleet rejuvenation. The sales will generate a total capital gain of 96.7 million USD. The VLCC Iris was delivered to her new owners during Q1. The other two vessels will be delivered to their new owners later this year.
Windcat
The Windcat 6 has also been sold, after 18 years of service. The sale will generate a capital gain of 0.25 million USD. The vessel was delivered to its new owner on 12 March 2025.
Newbuilding deliveries
On 7 January 2025, the Newcastlemax Mineral Portugal (2025 – 210,000 dwt) was delivered.
On 23 January 2025, the Newcastlemax Mineral Osterreich (2025 - 210,000 dwt) was delivered.
On 10 April 2025, the Newcastlemax Mineral Suomi (2025 – 210,000 dwt) was delivered.
On 23 April 2025, the Newcastlemax Mineral Sverige (2025 – 210,000 dwt) was delivered.
On 10 February 2025, the CTV Hydrocat 60 became operational.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 21 May 2025 – 07:00 a.m. CET
Regulated information

MARKET & OUTLOOK
Euronav – Tanker Markets3

In early May, OPEC+ announced that the eight member countries currently participating in additional voluntary production cuts would raise their production quotas by a combined 411 kb/d in June. This move effectively accelerates the groups previously agreed monthly production increases of approximately 130 kb/d, compressing the incremental hikes scheduled for June through August into a single month. In addition, this marks the second consecutive month that OPEC+ has opted to expedite the unwinding of its voluntary cuts, following a similar adjustment in May. As a result, the group’s ‘required production level’ is set to rise by approximately 960 kb/d from March to June. According to Reuters, which quotes from four OPEC+ sources, the cartel is pointing also to accelerated hikes from August through October – resulting in a full reversal of cuts through October of the 2.2 mb/d voluntary cuts.
According to IEA, global oil liquids demand is projected to grow by 0.74 mb/d in 2025 and 0.76 mb/d in 2026 (marginally tempered after the initial tariff announcements by US Administration). However, this expected growth is more than offset by non-OPEC supply, forecast to increase by 1.2 mb/d and 1.1 mb/d in the same periods, respectively. OPEC supply is now anticipated to expand by an additional 0.4 mb/d in 2025 and 0.3 mb/d in 2026, due to the accelerated tapering of voluntary cuts. Consequently, the global oil market is expected to swing into a more pronounced surplus, with oversupply reaching approximately 1.1 mb/d in the second half of 2025 and 1.9 mb/d in 2026. Reflecting this, Brent crude price forecasts have been revised down by USD 5–10 per bbl, with prices now expected to average around USD 55 per bbl in the first half of 2026, down from a prior forecast of USD 65 per bbl.
On the freight side, recent weeks have seen positional imbalances push freight rates toward the upper end of the recent range, holding relatively flat y/y. Nonetheless, rates disappointed during Q1 2025, largely due to constrained Middle East export volumes — a dynamic that has suppressed tanker demand. However, market sentiment has improved following OPEC's indication of increased production in the near term, reviving hopes of a stronger spot market. If 100% of the production hikes are exported out of MEG, this would imply an incremental VLCC demand of 34 VLCCs when comparing to actual production. Bringing VLCC utilisation to ~89% (2024 year-end: ~87%). It is expected that VLCCs to capture most of the gains, yet all segments including Suezmaxes are positioned to benefit .
A material uptick in physical oil supply and a supportive trading environment are critical for a durable recovery. While still early, it is believed that both conditions are likely to materialise over the coming months. The combination of OPEC’s production ramp-up and a steeper oil forward curve should provide tailwinds to freight rates throughout the summer (cfr. counter seasonal trend). The forward curve has shifted into contango from backwardation and contango encourages stock build, including long haul journeys at slower speeds and, potentially, floating storage.
Nonetheless, from a longer-term perspective, structural headwinds remain. Chinese oil demand—the primary driver of global tanker demand—and associated long-term seaborne imports are under pressure. AXS Marine data indicates a y/y decline in seaborne crude oil imports to China in Q1 2025 and Chinese crude oil imports below the 3-year average. This trend may prove durable, driven by structural shifts such as increased LNG substitution and electrification in transport (via EV adoption). Additionally, persistent downward pressure on oil prices could, over time, curtail production and exports from the U.S. and the broader Americas, further weighing on tanker demand.
From a supply-side perspective, the outlook for the tanker fleet remains generally favourable for Very Large Crude Carriers (VLCCs), where the orderbook-to-fleet (OB/F) ratio stands at a manageable 10.8%. However, caution is warranted for the Suezmax segment, where the order book has grown significantly, now totalling 133 vessels with an OB/F ratio of 17.2%. Nonetheless, the average age of the fleet still creeps higher month after month to 25-year highs, and the vessels on order (VLCC 109, Suezmax 133) do not entirely cover the vessels that are above 20-years old (VLCC 148, Suezmax 127).
Q1 2025 performance highlights:
•	Euronav achieved TCE Q1 2025 of USD 35,101 per day USD/day for the VLCCs, and USD 41,391 per day for the Suezmaxes
•	Q2 2025 spot rates to-date: so far 64% fixed at USD 40,636 per day for VLCCs and 59% fixed at USD 42,636 per day for Suezmaxes.

3 Source: Breakwave Advisors, Morgan Stanley, IEA, Reuters, Arctic, Kepler Cheuvreux, AXS Marine, Reuters

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 21 May 2025 – 07:00 a.m. CET
Regulated information

Bocimar – Dry-Bulk Market4

Seaborne iron ore volumes declined markedly in Q1 2025, reaching their lowest levels in two years and falling significantly short of Q4 2024 benchmarks. While some seasonal weakness was expected, the decline was exacerbated by a combination of adverse weather conditions and disappointing demand fundamentals.
In the Pacific Basin, Australian iron ore shipments were notably impacted by weather-related disruptions, particularly cyclones affecting port operations in Western Australia. As conditions normalised by March, loadings began to recover. Rio Tinto reported a y/y decline of 9% in Q1 shipments, attributing the weakness primarily to heavy rainfall. The company maintained its FY25 production guidance at the lower end of the 323–338 Mt range and has outlined mitigation plans to offset shipment delays. Rio Tinto’s Western Australia Iron Ore EBIT/ton is still forecasted at a healthy level of USD 42-44 per ton for 2025, above the average 1971-2024 of USD 37 per ton.
Conversely, in the Atlantic Basin, Brazilian iron ore exports were broadly in line with Q1 2024 levels and surpassed the Q1 2022–2024 average. Vale reported a 4% y/y decline in Q1 production due to licensing constraints and heavier-than-normal rainfall but managed a 4% increase in sales and exports through inventory drawdowns. The company reiterated its FY25 production guidance of 325–335 Mt, suggesting a ramp-up in output over the second half of the year. Also in the Atlantic Basin, Bauxite exports out of Guinea performed strongly (y/y increase of 42%). Bauxite prices surged to USD 115/mt in January and combined with low alumina inventories in China, this led to robust Q1 demand. Heightened port congestion, which peaked in early March, supported freight rates, particularly for Capesize vessels.
Bauxite trade remains underpinned by Chinese aluminium demand, forecast to grow 2.5% y/y in 2025. However, this marks a slowdown from previous years due to weaker growth in the solar (+5%) and NEV (+31%) sectors, and continued contraction in real estate (-11%). Latest forecasts for Chinese steel demand in 2025 expect a limited decline of -1% y/y, with stable Chinese iron ore consumption. In addition, any downside could be partially mitigated by potential stimulus measures aimed at industrial stabilization amid ongoing trade tensions, yet, pending steel output curbs could negatively impact iron ore demand. Despite the soft demand environment, iron ore inventories have continued to trend lower, now at 15-month lows. Prices have stabilized near USD 100/ton, a level that remains profitable for major producers. Price sentiment remains cautious, with expectations for a surplus in H2 2025 and year-end price forecasts in the USD 80–90/ton range. According to Goldman Sachs, seaborne iron ore volumes are expected to grow 1.0% y/y in 2025 and 2.0% y/y in 2026, driven primarily by incremental supply from Australia (+6 Mt in 2025, +20 Mt in 2026), Brazil (+4 Mt each year), and West & Central Africa (+3 Mt in 2025, +20 Mt in 2026). According to Clarksons, Iron Ore tonne-mile trade will remain stable in in 2025 (-0.2%) and grow again as of 2026 by 5.3% (pushing utilization levels to +88.0%).
Following a steep correction from recent 2024 highs, spot Capesize rates have started to recover in line with seasonal trends. As weather conditions improve, iron ore shipments are projected to increase, benefiting the Capesize segment and, to a lesser extent, smaller vessel classes. In addition, the supply outlook for the Capesize segment remains structurally favourable. The orderbook-to-fleet (OB/F) ratio stands at a historically low 8.0%. Meanwhile, the fleet is aging rapidly, with the average vessel age reaching a record high of 11.6 years.
Additionally,  constrained shipyard capacity has pushed newbuilding delivery timelines to 2028, limiting supply growth in the near to medium term. Furthermore, the 2025–2027 period is expected to mark a significant uptick in dry-docking activity for the Capesize segment, as a large cohort of vessels delivered in 2010 (~181 units) reach their 15-year special survey milestone. This mandatory inspection process is both time-consuming and capital-intensive, potentially leading to increased off-hire days and tighter effective supply during the period. Q1 2025 Performance Highlights:
•	Bocimar achieved average TCE of USD 18,393 per day in Q1 – 41.5% above the Q1 5TC Baltic Capesize Index (USD 12.998 USD /day)
•	Q2 2025 spot rate (to date): 75% fixed at USD 24,261 per day

4 Source: Breakwave Advisors, Goldman Sachs, Morgan Stanley, China Iron & Steel Association, AXS Marine, Rystad

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 21 May 2025 – 07:00 a.m. CET
Regulated information

Delphis – Container Markets5

Reports indicate that the Houthis may have agreed to cease attacks in the Red Sea, potentially enabling the resumption of safe maritime traffic through the Suez Canal. We remain cautiously optimistic that a normalization of global container shipping patterns is a matter of timing—contingent primarily on securing safe passage for vessels and its good crews transiting the Red Sea. As of mid-February, approximately 89% of container volumes that historically transited the Suez Canal (based on 2023 pre-crisis levels) had been rerouted via the Cape of Good Hope. This detour has led to an estimated 5.8% increase in container shipping demand, driven by extended voyage distances. Should the Red Sea become navigable once again, a reversal of these re-routings—assuming all other variables remain constant—would imply a 5.8% contraction in underlying demand.
On the trade front, U.S. container imports from China remain material, projected at approximately 12 million TEU in 2024, or ~43% of total U.S. container imports and ~6.0% of global container volumes. U.S. importers accelerated frontloading in Q1 2025 in anticipation of potential tariffs under a renewed Trump policy framework, resulting in a 9.0% y/y surge in U.S. container imports. Since then, bookings from China to the U.S. have dropped by roughly 50%, offset by increased volumes from Vietnam and other Southeast Asian exporters.  However, on May 12, 2025, the United States and China announced a 90-day suspension of their respective Section 301 and retaliatory tariffs, reducing US tariffs from 145% to 30% and China’s tariffs from 125% to 10%.  Hence, thereby reducing the expected drag on US container imports and furthermore lowering the negative impact on US GDP growth and global GDP growth. Thereby improving the near-term outlook for global trade and shipping demand. In the short term, the container sector is positioned for a meaningful improvement in spot rates on two fundamental fronts: a resumption of normal volumes and the beginnings of peak season which typically commences by July.
CMB.TECH’s 6,000 and 1,400 TEU container vessels are all employed under 10 to 15-year time charter contract.
Bochem – Chemical Markets6

Current spot rates for chemical tankers remain 20–25% below last year’s high levels. Looking further ahead, we believe the Medium Range (MR) product tanker market will be a key variable for chemical tanker earnings. Despite the relatively stable demand fundamentals and a manageable chemical tanker orderbook (~2.3% net fleet growth between 2025-2028), the availability of swing tonnage from the MR segment remains the critical swing factor. That said, MR rate forecasts remain above the crucial USD 20,000/day threshold through 2025–2027. At these levels, the migration of MR tonnage into the chemical segment should remain limited. Consequently, while chemical spot rates may settle below prior expectations, current levels are considered broadly sustainable, supported by restrained swing-tonnage inflow.
More specifically, in the first quarter, production activity in the chemical industry, as well as in key downstream customer sectors, was materially impacted by front-loading behaviour in response to anticipated tariff hikes from the United States. This shift in production momentum underscores the heightened sensitivity of the global supply chain to trade policy signals. Chemical tanker trade volumes, which are strongly correlated with global GDP and industrial production trends, are expected to mirror this volatility going forward.
 CMB.TECH’s 25,000 DWT chemical tankers are employed under a 10-year time charter (4 vessels), under a 7-year time charter (6 vessels), and in the spot pool (2 vessels). The bitumen tankers will be employed under a 10-year time charter as from delivery in 2026. Q1 2025 performance highlights:
•	Bochem achieved TCE Q1 2025 of USD 20,521 per day USD/day (spot pool)
•	Q2 2025 spot rates to-date: USD 19,743 per day

5 Source: Kepler Cheuvreux, Clarksons, Reuters, Jefferies
6 Source: Clarksons, BASF, Goldman Sachs

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 21 May 2025 – 07:00 a.m. CET
Regulated information

Windcat – Offshore (Wind) Markets7

In Europe, vessel demand across key segments remains robust. This is primarily driven by sustained investment across both the offshore wind and oil & gas sectors, which continues to keep utilisation rates elevated. Most core vessel types will operate at or near full capacity over the summer season, underscoring the tightness of the market.
For the CTV market specifically, following a particularly active end to Q4 2024, activity had tapered somewhat in early 2025 (Q1). This is in line with seasonal patterns, as several major projects are not scheduled to begin until mid-year (June/July). Utilisation typically peaks during the summer months, suggesting a likely ramp-up in activity ahead. Importantly, there is growing recognition among charterers of a potential CTV supply gap in 2026 and beyond. This awareness is already starting to influence contracting behaviour, with forward bookings indicating long-term support for day rates. The structural tightness in vessel supply, coupled with continued demand visibility, reinforces a constructive outlook for the sector over the medium to long term.
Q1 2025 performance highlights:
•	Windcat CTVs achieved TCE Q1 2025 of USD 2,376 per day (utilization 75.6%)
•	Windcat CTV Q2 2025 spot rates to-date: so far 86% fixed at USD 2,894 per day
CONFERENCE CALL
The call will be a webcast with an accompanying slideshow. You can find the details of this conference call below and on the “Investor Relations” page of the website. The presentation, recording & transcript will also be available on this page.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	21 May 2025
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	“Q1 2025 Earnings Conference Call”
Event Site/URL:	https://events.teams.microsoft.com/event/dffdb414-f685-4c46-b490-dce9f799cbbe@d0b2b045-83aa-4027-8cf2-ea360b91d5e4

To attend this conference call, please register via the following link.
Telephone participants who are unable to pre-register may dial in to the respective number of their location (to be found here). The Phone conference ID is the following: 840 280 658#

Announcement Q2 2025 results – 28 August 2025

About CMB.TECH
CMB.TECH (all capitals) is a diversified and future-proof maritime group. We own and operate more than 160 seagoing vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind vessels & workboats. We also offer hydrogen and ammonia fuel to customers, through own production or third-party producers.
The company is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol CMBT.
More information can be found at https://cmb.tech

7 Source: Clarksons

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 21 May 2025 – 07:00 a.m. CET
Regulated information

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other  factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 21 May 2025 – 07:00 a.m. CET
Regulated information

Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)
	March 31, 2025	December 31, 2024
ASSETS
Non-current assets
Vessels	6,118,908	2,617,484
Assets under construction	716,658	628,405
Right-of-use assets	211,121	1,910
Other tangible assets	21,569	21,628
Prepayments	2,032	1,657
Intangible assets	188,271	16,187
Receivables	88,196	75,076
Investments	115,803	61,806
Deferred tax assets	9,548	10,074
Total non-current assets	7,472,106	3,434,227

Current assets
Inventory	51,500	26,500
Trade and other receivables	399,325	235,883
Current tax assets	3,431	3,984
Cash and cash equivalents	162,886	38,869
	617,142	305,236
Non-current assets held for sale	141,985	165,583
Total current assets	759,127	470,819

TOTAL ASSETS	8,231,233	3,905,046
EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	460,486	460,486
Translation reserve	2,137	(2,045)
Hedging reserve	961	2,145
Treasury shares	(284,508)	(284,508)
Retained earnings	862,137	777,098
Equity attributable to owners of the Company	1,280,361	1,192,324
Non-controlling interest	1,342,574	—
Total equity	2,622,935	1,192,324

Non-current liabilities
Bank loans	3,568,591	1,450,869
Other notes	199,051	198,887
Other borrowings	1,032,984	667,361
Lease liabilities	2,351	1,451
Other payables	574	—
Employee benefits	1,064	1,060
Deferred tax liabilities	453	438
Total non-current liabilities	4,805,068	2,320,066

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 21 May 2025 – 07:00 a.m. CET
Regulated information

Current liabilities
Trade and other payables	203,467	79,591
Current tax liabilities	6,701	9,104
Bank loans	327,957	201,937
Other notes	590	3,733
Other borrowings	143,128	95,724
Lease liabilities	121,196	2,293
Provisions	191	274

Total current liabilities	803,230	392,656

TOTAL EQUITY and LIABILITIES	8,231,233	3,905,046

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 21 May 2025 – 07:00 a.m. CET
Regulated information

Condensed consolidated statement of profit or loss (unaudited)8
(in thousands of USD except per share amounts)

	2025	2024
	Jan. 1 - Mar. 31, 2025	Jan. 1 - Mar. 31, 2024
Shipping income
Revenue	235,044	240,377
Gains on disposal of vessels/other tangible assets	46,451	407,562
Other operating income	7,134	7,596
Total shipping income	288,629	655,535

Operating expenses
Raw materials and consumables	(2,809)	(1,243)
Voyage expenses and commissions	(42,404)	(36,917)
Vessel operating expenses	(61,829)	(49,472)
Charter hire expenses	(313)	(18)
Depreciation tangible assets	(54,854)	(39,616)
Depreciation intangible assets	(817)	(622)
General and administrative expenses	(22,847)	(17,706)
Total operating expenses	(185,873)	(145,594)

RESULT FROM OPERATING ACTIVITIES	102,756	509,941

Finance income	6,237	15,326
Finance expenses	(70,452)	(30,767)
Net finance expenses	(64,215)	(15,441)

Share of profit (loss) of equity accounted investees (net of income tax)	(51)	541

PROFIT (LOSS) BEFORE INCOME TAX	38,490	495,041

Income tax benefit (expense)	1,883	208

PROFIT (LOSS) FOR THE PERIOD	40,373	495,249

Attributable to:
Owners of the company	43,998	495,249
Non-controlling interest	(3,625)	—

Basic earnings per share	0.21	2.46
Diluted earnings per share	0.21	2.46

Weighted average number of shares (basic)	194,216,835	201,521,800
Weighted average number of shares (diluted)	194,216,835	201,521,800

8 Subsequent the closing on March 12, 2025, of the acquisition of the Golden Ocean shares held by Hemen, CMB.TECH became the de-facto controlling shareholder of Golden Ocean.  As from that date Golden Ocean is fully consolidated as a subsidiary in the Group’s consolidated accounts.  The provisional purchase price allocation resulted in the recognition of a goodwill amounting to USD 172 million.  Golden Ocean’s contribution to the consolidated result from March 12 till March 31 amounts to USD -6.6 million.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 21 May 2025 – 07:00 a.m. CET
Regulated information

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2025	2024
	Jan. 1 - Mar. 31, 2025	Jan. 1 - Mar. 31, 2024

Profit/(loss) for the period	40,373	495,249

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	—	—

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	4,182	(377)
Cash flow hedges - effective portion of changes in fair value	(1,184)	1,156
Cash flow hedges - effective portion unwinding	—	—

Other comprehensive income (expense), net of tax	2,998	779

Total comprehensive income (expense) for the period	43,371	496,028

Attributable to:
Owners of the company	46,996	496,028
Non-controlling interest	(3,625)	—

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 21 May 2025 – 07:00 a.m. CET
Regulated information

Condensed consolidated statement of changes in equity (unaudited)
(In thousands of USD)
	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity

Balance at January 1, 2024	239,148	1,466,529	235	1,140	(157,595)	807,916	2,357,373	—	2,357,373

Profit (loss) for the period	—	—	—	—	—	495,249	495,249	—	495,249
Total other comprehensive income (expense)	—	—	(377)	1,156	—	—	779	—	779
Total comprehensive income (expense)	—	—	(377)	1,156	—	495,249	496,028	—	496,028

Transactions with owners of the company
Business Combination	—	—	—	—	—	(796,970)	(796,970)	—	(796,970)
Treasury shares acquired	—	—	—	—	(115,565)	—	(115,565)	—	(115,565)
Total transactions with owners	—	—	—	—	(115,565)	(796,970)	(912,535)	—	(912,535)

Balance at March 31, 2024	239,148	1,466,529	(142)	2,296	(273,160)	506,195	1,940,866	—	1,940,866

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 21 May 2025 – 07:00 a.m. CET
Regulated information

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity

Balance at January 1, 2025	239,148	460,486	(2,045)	2,145	(284,508)	777,098	1,192,324	—	1,192,324

Profit (loss) for the period	—	—	—	—	—	43,998	43,998	(3,625)	40,373
Total other comprehensive income (expense)	—	—	4,182	(1,184)	—	—	2,998	—	2,998
Total comprehensive income (expense)	—	—	4,182	(1,184)	—	43,998	46,996	(3,625)	43,371

Transactions with owners of the company
Business Combination	—	—	—	—	—	41,041	41,041	1,346,199	1,387,240
Total transactions with owners	—	—	—	—	—	41,041	41,041	1,346,199	1,387,240

Balance at March 31, 2025	239,148	460,486	2,137	961	(284,508)	862,137	1,280,361	1,342,574	2,622,935

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 21 May 2025 – 07:00 a.m. CET
Regulated information

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2025	2024
	Jan. 1 - Mar. 31, 2025	Jan. 1 - Mar. 31, 2024
Cash flows from operating activities
Profit (loss) for the period	40,373	495,249

Adjustments for:	71,521	(352,720)
Depreciation of tangible assets	54,854	39,616
Depreciation of intangible assets	817	622
Provisions	(82)	(88)
Income tax (benefits)/expenses	(1,883)	(208)
Share of profit of equity-accounted investees, net of tax	51	(541)
Net finance expense	64,215	15,441
(Gain)/loss on disposal of assets	(46,451)	(407,562)

Changes in working capital requirements	(42,344)	91,545
Change in cash guarantees	(416)	(45,689)
Change in inventory	(2,123)	3,199
Change in receivables from contracts with customers	(23,072)	49,926
Change in accrued income	(918)	1,353
Change in deferred charges	(17,448)	(2,884)
Change in other receivables	2,836	2,195
Change in trade payables	32,399	(2,556)
Change in accrued payroll	202	111
Change in accrued expenses	(4,552)	78,809
Change in deferred income	1,632	5,294
Change in other payables	(30,884)	1,787

Income taxes paid during the period	575	(1,008)
Interest paid	(37,951)	(16,987)
Interest received	1,270	10,075
Dividends received from equity-accounted investees	2,100	—

Net cash from (used in) operating activities	35,544	226,154

Acquisition of vessels and vessels under construction	(227,332)	(138,502)
Proceeds from the sale of vessels	130,317	1,278,401
Acquisition of other tangible assets and prepayments	(424)	(1,426)
Acquisition of intangible assets	—	(138)
Proceeds from the sale of other (in)tangible assets	—	53
Loans from (to) related parties	(375)	—
Net cash paid in business combinations and joint ventures	(1,148,338)	(1,148,824)
Repayment of loans from related parties	—	—
Lease payments received from finance leases	461	389

Net cash from (used in) investing activities	(1,245,691)	(10,047)

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Wednesday 21 May 2025 – 07:00 a.m. CET
Regulated information

(Purchase of) Proceeds from sale of treasury shares	—	(115,565)
Proceeds from new borrowings	1,699,167	278,333
Repayment of borrowings	(233,540)	(41,971)
Repayment of lease liabilities	(1,246)	(31,373)
Repayment of commercial paper	(76,995)	(116,886)
Repayment of sale and leaseback	(27,836)	(88,627)
Transaction costs related to issue of loans and borrowings	(17,500)	(3,361)
Dividends paid	(430)	(15,758)

Net cash from (used in) financing activities	1,341,620	(135,208)

Net increase (decrease) in cash and cash equivalents	131,474	80,899

Net cash and cash equivalents at the beginning of the period	38,869	429,370
Effect of changes in exchange rates	(7,457)	(1,417)

Net cash and cash equivalents at the end of the period	162,886	508,852

of which restricted cash	5,937	—

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech
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